                                        Filed Pursuant To Rule 424(b)(1)
                                        Registration No. 333-48775
            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 8, 1998

                                  $300,000,000
                            THE B.F.GOODRICH COMPANY

                       $100,000,000 6.45% NOTES DUE 2008
                       $200,000,000 7.00% NOTES DUE 2038
                            ------------------------

     Interest on each series of Notes (collectively, the "Offered Securities") is payable on April 15 and October 15 of each year, commencing October 15, 1998. Each series of Offered Securities is hereby offered separately and not as a unit. The Offered Securities are not redeemable prior to maturity and will not be subject to any sinking fund.

     The Offered Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company ("DTC"). Beneficial interests in such global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, the Offered Securities will not be issued in definitive form. The Offered Securities will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Offered Securities -- General" and "-- Book-Entry System".
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
                                    RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                 PRICE TO    UNDERWRITING   PROCEEDS TO
                                                PUBLIC(1)    DISCOUNT(2)   COMPANY(2)(3)
                                                ---------    ------------  -------------
Per 2008 Note................................    99.815%       0.650%        99.165%
Total........................................  $99,815,000    $650,000     $99,165,000
Per 2038 Note................................    99.411%       0.875%        98.536%
Total........................................  $198,822,000  $1,750,000    $197,072,000

---------------
(1) Plus accrued interest from April 15, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(3) Before deducting other expenses payable by the Company, estimated at $800,000.

                            ------------------------

     The Offered Securities are being offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Offered Securities will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about April 28, 1998 against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.

       CITICORP SECURITIES, INC.
                J.P. MORGAN & CO.
                        MORGAN STANLEY DEAN WITTER
                                NATIONSBANC MONTGOMERY SECURITIES LLC
                            ------------------------

           The date of this Prospectus Supplement is April 23, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH OFFERED SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

     THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
                               ------------------

                                  THE COMPANY

GENERAL

     The Company manufactures and supplies a wide variety of systems and component parts for the aerospace industry and provides maintenance, repair and overhaul services on commercial, regional, business and general aviation aircraft. The Company also manufactures specialty plastics and specialty additives products for a variety of end-user applications. The Company, with 1997 sales of $3.4 billion, is organized into two principal business segments:
BFGoodrich Aerospace and BFGoodrich Specialty Chemicals. The Company maintains patent and technical assistance agreements, licenses and trademarks on its products, process technologies and expertise in most of the countries in which it operates. The Company conducts its business through numerous divisions and 82 wholly and majority-owned subsidiaries worldwide.

     The principal executive offices of the Company are located at 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9368 (telephone (330) 659-7600). The Company was incorporated under the laws of the State of New York on May 2, 1912 as the successor to a business founded in 1870.

FINANCIAL RESULTS FOR THE THREE-MONTHS ENDED MARCH 31, 1998

     Selected highlights from the Company's financial results for the three months ended March 31, 1998 as compared to the same period in the previous year, are presented below:

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                              (DOLLARS IN MILLIONS)
                                                                   (UNAUDITED)
Sales
  Aerospace.................................................   $685.3       $541.5
  Specialty Chemicals.......................................    252.4        222.7
                                                               ------       ------
                                                               $937.7       $764.2
Operating Income
  Aerospace.................................................   $ 87.9       $ 55.0
  Specialty Chemicals.......................................     36.6         31.1
  Unallocated Corporate Expenses............................    (13.8)       (14.8)
                                                               ------       ------
Operating Income............................................   $110.7       $ 71.3
Income from continuing operations...........................   $ 54.2       $ 29.8
Net income..................................................   $ 52.6       $ 93.9

     Net income for the three-month periods ended March 31, 1998 and 1997 included an after-tax charge of $1.6 million and after-tax earnings of $64.1 million, respectively, related to discontinued operations.

     Aerospace continued to benefit from the upturn in commercial aircraft production and from increased sales of replacement parts. All four Aerospace business groups had improved results, with the Aerostructures and Sensors and Integrated Systems Groups achieving substantial increases in operating income.

     Specialty Chemicals achieved solid operating income growth over the 1997 first quarter, reflecting improved earnings in both the Specialty Additives and Specialty Plastics Groups. The Specialty Additives Group had higher volumes and lower raw material costs, while the Specialty Plastics Group experienced strong demand for thermoplastic polyurethanes that offset volume softness for high-heat-resistant plastics.

     The results of the Company for the three-month period ended March 31, 1998 should not be considered indicative of the results that may be achieved for the year ending December 31, 1998.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Offered Securities to retire a similar amount of indebtedness which is borrowed on a 7-day or 30-day revolving basis and which expires in March 1999 and which bears interest at a rate equal to LIBOR plus 30 basis points and which was incurred by the Company to acquire Freedom Chemical Company.

                     DESCRIPTION OF THE OFFERED SECURITIES

     The 6.45% Notes due 2008 (the "2008 Notes") and the 7.00% Notes due 2038 (the "2038 Notes") are each a series of the Offered Securities (referred to in the accompanying Prospectus as the "Debt Securities"). The following description of the particular terms of the Offered Securities offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which reference is hereby made.

GENERAL

     The Offered Securities will be issued under an Indenture, dated as of May 1, 1991, between the Company and Harris Trust and Savings Bank (the "Trustee"), as the same may be amended or supplemented from time to time (said Indenture, as so supplemented, referred to herein as the "Indenture"). The 2008 Notes are limited to an aggregate principal amount of $100,000,000, and the 2038 Notes are limited to an aggregate principal amount of $200,000,000. The 2008 Notes and the 2038 Notes will mature on April 15, 2008, and April 15, 2038, respectively. The Offered Securities will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Offered Securities will not be subject to any sinking fund.

     The Offered Securities will bear interest at the respective rates set forth on the cover page of this Prospectus Supplement from April 15, 1998, or the most recent date to which interest has been paid or provided for, payable semiannually on April 15 and October 15 of each year, commencing October 15, 1998 to the persons in whose names the Offered Securities are registered as of the close of business on the next preceding April 1 or October 1, respectively, as applicable. Any payment required to be made with respect to the Offered Securities on a day that is not a Business Day will be made on the next succeeding Business Day with the same force and effect as if made on such day, and no interest shall accrue from and after such day to the date of payment.

     "Business Day" means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York.

     So long as each series of Offered Securities is represented by one or more global certificates, the interest payable on the Offered Securities will be paid to Cede & Co., the nominee of DTC, as

Depositary (the "Depositary"), or its registered assigns as the registered owner of the global certificates, by wire transfer of immediately available funds on each of the applicable interest payment dates, not later than 2:30 p.m. (New York City time). If any series of the Offered Securities is no longer represented by global certificates, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto. No service charge will be made for any transfer or exchange of Offered Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

BOOK-ENTRY SYSTEM

     Each series of Offered Securities will be issued in the form of one or more fully registered global certificates (each, a "Book-Entry Note") that will be deposited with the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Offered Securities in definitive form, a Book-Entry Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

     Upon the issuance of a Book-Entry Note, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Offered Securities represented by such Book-Entry Note to the accounts of persons that have accounts with the Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Offered Securities. Ownership of beneficial interests in a Book-Entry Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Book-Entry Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Book-Entry Note (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

     So long as the Depositary, or its nominee, is the registered owner of such Book-Entry Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Offered Securities represented by such Book-Entry Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Book-Entry Note will not be entitled to have the Offered Securities represented by such Book-Entry Note registered in their names, will not receive or be entitled to receive physical delivery of such Offered Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Principal, premium, if any, and interest payments on Offered Securities represented by a Book-Entry Note registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of such Book-Entry Note. None of the Company, the Trustee or any paying agent for such Offered Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Book-Entry Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that the Depositary, with respect to any Offered Securities represented by a Book-Entry Note, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Book-Entry Note as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interest in such Book-Entry Note held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

     If the Depositary is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Offered Securities in definitive form in exchange for each Book-Entry Note. In addition, the Company may at any time and in its sole discretion determine not to have any of the Offered Securities represented by one or more Book-Entry Offered Securities and, in such event, will issue Offered Securities in definitive form in exchange for all of the Book-Entry Offered Securities representing such Offered Securities.

GOVERNING LAW

     The Indenture and the Offered Securities will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

     Subject to the terms of the Underwriting Agreement and the Pricing Agreement between the Underwriters and the Company, the Company has agreed to sell to each of the several Underwriters, and each Underwriter has severally agreed to purchase from the Company the principal amount of 2008 Notes and 2038 Notes set forth opposite its name below:

                                                       PRINCIPAL AMOUNT       PRINCIPAL AMOUNT
                    UNDERWRITER                         OF 2008 NOTES          OF 2038 NOTES
                    -----------                        ----------------       ----------------
Goldman, Sachs & Co................................      $ 20,000,000           $ 40,000,000
Citicorp Securities, Inc...........................        20,000,000             40,000,000
J.P. Morgan Securities Inc.........................        20,000,000             40,000,000
Morgan Stanley & Co. Incorporated..................        20,000,000             40,000,000
Nationsbank Montgomery Securities LLC..............        20,000,000             40,000,000
                                                         ============           ============
Total..............................................      $100,000,000           $200,000,000

     Under the terms of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of each series of Offered Securities if any of such series is taken. Each series of Offered Securities is hereby offered separately, and not as a unit. The sale of any series of Offered Securities is not conditioned upon the sale of any other series of Offered Securities.

     The Underwriters propose to offer the Offered Securities directly to the public at the initial public offering price set forth on the cover page hereof and in part to certain securities dealers at such price less a concession of 0.400% of the principal amount of the 2008 Notes and 0.500% of the principal amount of the 2038 Notes. The Underwriters may allow, and such dealers may reallow, a concession of not more than 0.250% of the principal amount of the Offered Securities to certain brokers and dealers. After the Offered Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Each series of Offered Securities is a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in each series of Offered Securities but are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any series of Offered Securities.

     In connection with this offering, the Underwriters may purchase and sell any series of Offered Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of Offered Securities, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Offered

Securities than they are required to purchase from the Company in this offering. The Underwriters also may impose a penalty bid whereby selling concessions allowed to broker-dealers in respect of Offered Securities sold in this offering may be reclaimed by the Underwriters if such Offered Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of Offered Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Each of the Underwriters has rendered financial advisory services to the Company from time to time and has received customary fees for its services. From time to time the Underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, the Company and its affiliates in the ordinary course of business.

                       VALIDITY OF THE OFFERED SECURITIES

     The validity of the Offered Securities offered hereby will be passed upon for the Company by Nicholas J. Calise, Vice President, Associate General Counsel and Secretary of the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. As of March 18, 1998, Mr. Calise owned 17,792 shares of the Company's Common Stock; has deferred receipt of 5,917 shares of the Company's Common Stock under the Company's Long Term Incentive Plan; has contingently credited to his account 2,600 phantom shares under the 1998-2000 Long Term Incentive Plan, all of which are subject to forfeiture; held options to purchase 83,300 shares of Common Stock; and had credited to his account in the Company's Retirement Plus Savings Plan approximately 5,107 shares of Common Stock.

============================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
Description of Notes......................   S-2
United States Tax Considerations..........  S-13
Supplemental Plan of Distribution.........  S-19
Validity of The Notes.....................  S-21
PROSPECTUS
Prospectus Summary........................     1
Forward-Looking Statements................     1
Available Information.....................     1
The Company...............................     1
Ratio of Earnings to Fixed Charges........     2
Use of Proceeds...........................     2
General Business Developments.............     2
Selected Consolidated Financial Data......     5
Supplementary Financial Information.......     7
Management Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................     8
Business..................................    22
Description of Securities.................    30
Management................................    38
Executive Compensation....................    45
Plan of Distribution......................    57
Validity of Debt Securities...............    58
Experts...................................    59
Index to Consolidated Financial
  Statements..............................   F-1

============================================================
============================================================

                                  $300,000,000

                                THE B.F.GOODRICH
                                    COMPANY

                            $100,000,000 6.45% NOTES
                                    DUE 2008

                            $200,000,000 7.00% NOTES
                                    DUE 2038
                               ------------------

                               B.F.GOODRICH LOGO
                               ------------------
                              GOLDMAN, SACHS & CO.

                           CITICORP SECURITIES, INC.

                               J.P. MORGAN & CO.

                           MORGAN STANLEY DEAN WITTER

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

============================================================